Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands of dollars)

	Predecessor		Successor
	Year Ended December 31,	Period From January 1 to December 3,	Period From December 4 to December 31,	Year Ended December 31,

	2006	2007	2007	2007	2008	2009	2010
Income (loss) before tax provision	33,692	32,134	549	32,683	5,945	(27,174)	(17,081)

Fixed charges
Interest expense	4,499	4,813	2,451	7,264	27,446	39,172	26,464
Amortization of deferred financing fees	—	—	145	145	1,941	1,772	2,142
Lease and charter	4,161	4,213	417	4,631	5,195	4,753	5,661

Total fixed charges	8,660	9,026	3,013	12,040	34,582	45,697	34,267
Income before tax provision plus fixed charges	42,352	41,160	3,562	44,723	40,527	18,523	17,186
Ratio of earnings to fixed charges (a)	4.9	4.6	1.2	3.7	1.2	0.4	0.5

(a)	Ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” are defined as net income (loss) before taxes plus fixed charges. For this purpose, “fixed charges” consist of interest expense, amortization of deferred financing costs, and one third of lease expense.